UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________
Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to .
Commission file number 001-16583
_____________________________________________

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc.
1170 Peachtree Street, NE
Suite 2300
Atlanta, Georgia 30309

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Audited Financial Statements and Supplemental Schedule
As of December 31, 2019 and 2018 and for the year ended December 31, 2019

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Atlanta, Georgia
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Acuity Brands, Inc. 401(k) Plan, the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the “Plans”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plans’ management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, LLP
We have served as the Plans’ auditor since 2012.
Atlanta, Georgia
June 26, 2020

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

As of December 31, 2019

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust	$359,898,720	$14,331,217	$19,389,056
Receivables:
Employer contributions	457,547	4,404	4,836
Participant contributions	956,057	17,529	8,163
Notes receivable from participants	4,060,718	632,907	380,567
Total assets	365,373,042	14,986,057	19,782,622
Liabilities:
Accrued expenses	68,483	2,809	3,708
Net assets available for benefits	$365,304,559	$14,983,248	$19,778,914
The accompanying notes are an integral part of these financial statements.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits
As of December 31, 2018

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust	$300,210,442	$14,495,641	$16,708,070
Receivables:
Employer contributions	34,395	5,271	5,460
Participant contributions	64,575	17,800	8,944
Notes receivable from participants	3,931,984	1,138,312	304,612
Total Assets	304,241,396	15,657,024	17,027,086
Liabilities:
Accrued expenses	67,724	3,485	3,791
Net assets available for benefits	$304,173,672	$15,653,539	$17,023,295
The accompanying notes are an integral part of these financial statements.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Additions to net assets attributed to:
Net investment gain from Acuity DC Trust	$66,573,873	$2,745,264	$3,124,096
Interest income on notes receivable	202,365	43,139	17,042
Contributions:
Employer	7,224,688	216,149	261,511
Participant	18,481,145	904,941	446,427
Rollover	3,848,003	15,383	—
Total additions	96,330,074	3,924,876	3,849,076
Deductions from net assets attributed to:
Benefit payments	34,533,145	4,507,203	1,445,820
Expenses	332,790	55,192	13,661
Total deductions	34,865,935	4,562,395	1,459,481
Plan transfers (out) in, net	(333,252)	(32,772)	366,024
Net increase (decrease)	61,130,887	(670,291)	2,755,619
Net assets available for benefits:
Beginning of year	304,173,672	15,653,539	17,023,295
End of year	$365,304,559	$14,983,248	$19,778,914
The accompanying notes are an integral part of these financial statements.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

1.	Description of the Plans
General
The financial positions of the Acuity Brands, Inc. 401(k) Plan (the "ABI Plan"), the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees (the "ABL Plan"), and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the "Holophane Plan") (collectively, the "Plans") are included in the accompanying financial statements. The investment assets of the Plans are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the "Acuity DC Trust"). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Refer to the respective plan agreement for additional information about the Plans' eligibility, funding, allocation, vesting, and benefit provisions.
Eligibility and Forfeitures
Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, and union and non-union hourly employees of Acuity Brands, Inc. and its subsidiaries ("Acuity Brands," "we," "our," "us," or the "Company"). Employees of certain unions who have elected not to participate in such Plans are not eligible to participate.
Employees have immediate eligibility upon attaining the age requirement of each respective plan. The Plans provide that forfeitures of Company contributions may be used to pay plan administrative expenses or reduce future Company contributions. Forfeited nonvested accounts totaled $141,300 and $39,042 at December 31, 2019 and 2018, respectively. Employer contributions were reduced by forfeited nonvested accounts of $743,408 and $574,701 for the years ended December 31, 2019 and 2018, respectively. No plan expenses were paid using forfeited nonvested accounts during the year ended December 31, 2019.
In the event of the cessation of operation of a plant or the discontinuance of a component of our business, plan participants identified for separation from the Company shall automatically become fully vested in employer contributions upon termination.
Administration
Administration of the Plans is the responsibility of our Investment Committee, members of which are designated by the President and Chief Executive Officer of Acuity Brands, Inc. Certain administrative expenses of the Plans were paid by us during the year ended December 31, 2019. The Investment Committee determines the appropriateness of the Plans' investment offerings and monitors investment performance.
Notes Receivable from Participants
Participant loans are reflected as notes receivable from participants on the Statements of Net Assets Available for Benefits. Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the participant's highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Participants within the ABI and ABL Plans may have up to two outstanding general-purpose loans during a calendar year, and participants within the Holophane Plan may have outstanding one general-purpose loan and one residential loan issued for the purchase of a primary residence during a calendar year. The loan interest rate is set at one percent above the prime rate, as defined per the plan.
Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years, and residential loans must be repaid within ten years.
Loan repayments may be suspended at our discretion for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the remaining initial loan repayment period.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Plan Termination
Although we intend for the Plans to be permanent, the Plan agreements provide us the right to discontinue contributions or to terminate the Plans at any time subject to the provisions of ERISA.
In the event of a plan termination, participants shall be 100% vested in the balance of their accounts and their proportionate share of any future adjustments or forfeitures.
Parties-In-Interest Transactions
As of December 31, 2019 and 2018, the percentage of the Acuity DC Trust's net assets invested in the common stock of Acuity Brands, Inc. was 1.9% and 2.2%, respectively. As described in Note 2 Summary of Accounting Policies, the Plans paid certain expenses related to plan operations and investment activity to various service providers. These transactions are party-in-interest transactions under ERISA.
Vesting
Participants are vested immediately in their contributions and the related earnings. Participants in the ABI Plan and the ABL Plan vest in our contributions to their accounts ratably over a five-year service period. Participants in the Holophane Plan vest in our contributions to their accounts immediately upon the third anniversary of their hire date.
Payments of Benefits
On termination of service due to death, disability, or retirement, participants may elect to receive either a lump sum amount equal to the value of the vested interest in their accounts, or annual installments over a ten-year period. For termination of service for other reasons, participants may receive the value of the vested interest in their accounts as a lump sum distribution.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and our matching contributions, as well as the applicable portion of net earnings/losses generated by the investment fund(s) selected by the participant. Net earnings/losses for each investment fund consist of both realized and unrealized gross earnings/losses, which are adjusted to incorporate fund management expenses specific to each investment fund. Additionally, participants are charged a quarterly administrative recordkeeping fee. We directly pay certain expenses of maintaining the Plans, which are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account. Participants are entitled to the benefits that can be provided from their vested accounts.
Contributions
The basis for determining Company contributions is outlined in the following table:

Plan Name	Employer Contributions
Acuity Brands, Inc. 401(k) Plan	Matching contribution of 60% up to 6% of participant compensation contributed. New hires are automatically enrolled at 3% contribution to the plan.
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Teamsters Local Union 673 - Midwest Regional Warehouse and IBEW Local 481 - Sunoptics employees have a matching contribution of 60% up to 6% of participant compensation contributed.
IBEW Local 481 - Fishers facility employees have a matching contribution of 100% up to 3% of participant compensation contributed.

Non-union hourly employees have a matching contribution of 60% up to 6% of participant compensation contributed. All other employees at all other locations participating in the plan do not receive an employer contribution.

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
USW Local Nos. 4, 105 and 525 - Participating employees hired prior to August 5, 2002 receive an employer matching contribution of 30% up to 6% of compensation contributed, plus an additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 receive an employer matching contribution of 60% up to 6% of compensation contributed.

Under all of the Plans, participants are able to contribute up to 100% of their compensation. Participants direct the investment of their contributions into various investment options offered by the Plans. Additionally, participants who

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Effective October 2013, an amendment was executed to allow elective Roth contributions in the Plans. Contributions are subject to certain Internal Revenue Service ("IRS") limitations.

2.	Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Investments
The investments in the Acuity DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Fund assets are allocated to selected independent investment managers to invest under these guidelines.
Investments of the Acuity DC Trust are stated at fair value, except for fully benefit-responsive investment contracts, which are recorded at contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Refer to Note 3 Acuity DC Trust and Note 5 Fair Value Measurements for further discussion.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date. Net appreciation includes the Plans' gains and losses on investments bought and sold as well as held during the year.
The Acuity DC Trust holds investments in the Invesco Stable Value Fund, which holds synthetic guaranteed investment contracts ("synthetic GICs") and a diversified portfolio of investments, including units of collective trust funds held in the name of the Acuity DC Trust. The collective trust funds invest in high-quality bonds, including corporate bonds, mortgage-backed securities, asset-backed securities, and government securities. The synthetic GICs have features that provide for variable interest crediting rates that are credited to the contract value of the contracts' underlying holdings. The investments in synthetic GICs are deemed to be fully benefit-responsive and are recorded at contract value.
Contract value represents contributions made under the contract plus earnings less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying investments being managed. The crediting interest rate will not be less than 0%.
Certain events limit the ability of the Plans to transact at contract value with the issuers. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuers, (2) bankruptcy of the Plans' sponsor or other events that would cause a significant withdrawal from the Plans, or (3) the failure of the Acuity DC Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. We do not believe that the occurrence of any event limiting the Plans' ability to transact at contract value with the issuers has occurred or is probable.
The contract issuers can only terminate the contract under very limited circumstances, such as Acuity Brands or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. We do not believe it is likely that the contracts will be terminated.
Notes Receivable from Participants
The notes receivable from participants represent participant loans, which are carried at principal amounts outstanding plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payments
Benefit payments are recorded when paid.
Expenses
Investment related expenses are included within Net appreciation in fair value of investments from Acuity DC Trust on the Statements of Changes in Net Assets Available for Benefits. Additionally, participants are charged a quarterly administrative recordkeeping fee, which is included within Expenses on the Statements of Changes in Net Assets Available for Benefits. Certain investment funds provide for a revenue sharing arrangement with the Plans that provides for a portion of the fund expenses to be credited to the Plans to pay for certain administrative expenses that are incurred by the Plans. We directly pay certain expenses of maintaining the Plans, which are excluded from these financial statements. Fees related to the administration of notes receivable from participants and certain administrative fees are charged directly to the participant's account and are included in administrative expenses.
Accounting Standards Adopted in 2019

In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-06, Employee Benefit Plan Master Trust Reporting ("ASU 2017-06"), which is effective for fiscal years beginning December 15, 2018. We adopted ASU 2017-06 on a retrospective basis for the year ended December 31, 2019. As a result of the adoption of ASU 2017-06 changes to disclosures were made to include the Plans' interest in the master trust by general type of investment. The other provisions required by ASU 2017-06 were not material to the Plans' financial statements.
Accounting Standards Yet to Be Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires an entity to assess impairment of its financial instruments based on its estimate of expected credit losses. Since the issuance of ASU 2016-13, the FASB released several amendments to improve and clarify the implementation guidance. The provisions of ASU 2016-13 and the related amendments are effective for fiscal years (and interim reporting periods within those years) beginning after December 15, 2019. Entities are required to apply these changes through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. We expect ASU 2016-13 to have an immaterial impact on the Plans' Statements of Net Assets Available for Benefit and the Statements of Changes in Net Assets Available. We will adopt the amendments as required in plan year 2020.

In August 2018, the FASB issued ASU No. 2018-13, (“ASU 2018-13”), which requires an entity to modify its disclosures on fair value measurements. The provisions of ASU 2018-13 are effective for fiscal years (and interim reporting periods within those years) beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty are required to be applied prospectively beginning in the first reporting period in which the guidance is effective. All other amendments should be applied retrospectively to all periods presented upon their effective date. We expect ASU 2018-13 to have an immaterial impact on the Plans' Statements of Net Assets Available for Benefit, Statements of Changes in Net Assets Available, and fair value disclosures. We will adopt the amendments as required in plan year 2020.

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

3.     Acuity DC Trust
The Acuity DC Trust is a collective investment of the assets of our participating employee benefit plans. Trust assets are allocated among participating plans by assigning to each plan certain transactions (primarily contributions and benefit payments that can be specifically identified and distributed among all plans) in proportion to the fair value of the assets assigned to each plan, as well as income and expenses resulting from the collective investment of the Trust assets. For the year ended December 31, 2019, total interest income, dividend income, and net appreciation in investments were $1,322,034, $9,987,665, and $61,396,080, respectively. The fair values of the net assets of the Acuity DC Trust and each plan's interest in those assets as of December 31, 2019 and 2018 are presented below:

		Plan’s Interest in Master Trust Balances
	2019		Plan	Plan
	Master Trust Balances	No. 033	No. 067	No. 070
Mutual funds	$288,459,231	$263,906,227	$12,334,119	$12,218,885
Self-directed brokerage accounts	36,474,996	35,947,962	—	527,034
Company stock	7,773,537	7,345,165	173,861	254,511
Common/Collective trusts	19,342,385	18,425,695	413,528	503,162
Total investments at fair value	352,050,149	325,625,049	12,921,508	13,503,592
Unallocated Cash	1,198,769	1,196,769	2,000	—
Accrued income and pending trades	3,193	2,679	419	95
Acuity DC Trust at fair value	353,252,111	326,824,497	12,923,927	13,503,687
Invesco Stable Value Fund at contract value	40,366,882	33,074,223	1,407,290	5,885,369
Plan interest in Acuity DC Trust	393,618,993	359,898,720	14,331,217	19,389,056
Accrued expenses and other	(75,000)	(68,483)	(2,809)	(3,708)
Net assets	393,543,993	359,830,237	14,328,408	19,385,348
Employer contributions receivable	466,787	457,547	4,404	4,836
Employee contributions receivable	981,749	956,057	17,529	8,163
Loan Fund	5,074,192	4,060,718	632,907	380,567
Net assets of Acuity DC Trust	$400,066,721	$365,304,559	$14,983,248	$19,778,914

		Plan’s Interest in Master Trust Balances
	2018	Plan	Plan	Plan
	Master Trust Balances	No. 033	No. 067	No. 070
Mutual funds	$240,832,250	$218,286,654	$12,603,262	$9,942,334
Self-directed brokerage accounts	32,630,993	32,213,719	—	417,274
Company stock	7,424,210	6,980,068	208,280	235,862
Common/Collective trusts	8,112,710	7,601,399	269,705	241,606
Total investments at fair value	289,000,163	265,081,840	13,081,247	10,837,076
Unallocated Cash	181,860	56,243	123,472	2,145
Accrued income and pending trades	2,284	1,648	618	18
Acuity DC Trust at fair value	289,184,307	265,139,731	13,205,337	10,839,239
Invesco Stable Value Fund at contract value	42,229,846	35,070,711	1,290,304	5,868,831
Plan interest in Acuity DC Trust	331,414,153	300,210,442	14,495,641	16,708,070
Accrued expenses and other	(75,000)	(67,724)	(3,485)	(3,791)
Net assets	331,339,153	300,142,718	14,492,156	16,704,279
Employer contributions receivable	45,126	34,395	5,271	5,460
Employee contributions receivable	91,319	64,575	17,800	8,944
Loan Fund	5,374,908	3,931,984	1,138,312	304,612
Net assets of Acuity DC Trust	$336,850,506	$304,173,672	$15,653,539	$17,023,295

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

4.	Stable Value Fund
The following are the contract values of the synthetic GICs in the Stable Acuity Fund:

Contract Issuer	2019 Contract Value	Contract Issuer	2018 Contract Value
Synthetic GICs:		Synthetic GICs:
Voya	$6,367,422	Voya	$6,749,125
Mass Mutual	4,924,437	Mass Mutual	5,225,169
Transamerica	7,528,550	Transamerica	7,016,918
Prudential Insurance	6,694,047	Prudential Insurance	7,106,915
Pacific Life Insurance	6,773,169	Pacific Life Insurance	7,162,050
Nationwide Life Insurance	6,662,664	Nationwide Life Insurance	7,055,899
Subtotal	38,950,289	Subtotal	40,316,076
Cash:		Cash:
Bank of America Merrill Lynch	1,416,593	Bank of America Merrill Lynch	1,913,770
Total	$40,366,882	Total	$42,229,846
5.     Fair Value Measurements
In accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), the Plans determine a fair value measurement using an exit price based on the assumptions a market participant would use in pricing an asset or liability. ASC 820 establishes a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that reflect the Plans' best estimate of what market participants would use in pricing an asset or liability including consideration of the risk inherent in the valuation technique and the risk inherent in the inputs to the model (Level 3).
Level 1 (Quoted market prices in active markets for identical assets)
Mutual Funds - valued using the net asset value ("NAV") of shares held at year end as reported by the fund. Mutual funds held by the Acuity DC Trust are open-end mutual funds that are registered with the Securities and Exchange Commission.
Self-Directed Brokerage Accounts - valued at the closing price reported by the fund or in the market where such investments are primarily traded.
Company Stock Fund - valued at the last sales price in the market where such securities are primarily traded. If the last sales price is not available, the security is generally valued at the closing bid price obtained from the primary exchange.
Our unallocated cash and cash equivalents, which are required to be carried at fair value and measured on a recurring basis, were $1,198,769 and $181,860 as of December 31, 2019 and 2018, respectively.
Common/Collective Trust
The common/collective trust held by the Acuity DC Trust is valued using the NAV provided by the trustee, which is based on the fair value of the underlying investments held by the fund less its liabilities. The trust's NAV is used as a practical expedient to estimate fair value since it is not probable that the fund will sell the investment for an amount different than the reported NAV. There are currently no redemption restrictions or unfunded commitments on these investments. Generally, redemptions of the fund units for investments in this category may be made each business day, based upon a transaction price per unit that is substantially equivalent to net asset value per share as of the close of the previous business day.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

The following tables present information about the Acuity DC Trust's investments that are carried at fair value as of December 31, 2019 and 2018:

	Fair Value Measurements as of:
	December 31, 2019		December 31, 2018
	Total Fair Value	Level 1	Total Fair Value	Level 1
Mutual funds	$288,459,231	$288,459,231	$240,832,250	$240,832,250
Self-directed brokerage accounts	36,474,996	36,474,996	32,630,993	32,630,993
Company stock fund	7,773,537	7,773,537	7,424,210	7,424,210
Common/collective trust	19,342,385	N/A	8,112,710	N/A
Total investments at fair value	$352,050,149		$289,000,163

No transfers between the levels of the fair value hierarchy occurred during the current plan year. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized as of the end of the plan year.

6.	Income Tax Status

The ABI Plan, ABL Plan, and Holophane Plan obtained their latest determination letters on August 12, 2013, July 10, 2013, and May 29, 2014, respectively, in which the IRS stated these plans are qualified under Section 401(a) of the Internal Revenue Code ("IRC"). The Plans have been amended since requesting the latest determination letters, and the plan administrator believes the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC. Thus, the Plans and related trust continue to be tax-exempt. Therefore, no provision for income taxes is included in these financial statements.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plans. The financial statement impact of a tax position is recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Benefits Payable
The following Plans had benefit payments that were approved for payment prior to December 31 but were not paid until subsequent to December 31:

Plan No.	Plan Name	2019	2018
033	Acuity Brands, Inc. 401(k) Plan	$1,196,769	$56,243
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	2,000	123,472
070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	—	2,145
These benefit payments represent a reconciling item between the financial statements and Form 5500. The Form 5500 has not yet been finalized. As such, the differences may vary from those noted above. However, these differences are not expected to be material.

8.	Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

9.	Subsequent Events
On June 20, 2019, we acquired WhiteOptics, LLC, which administered the WhiteOptics, LLC 401(k) Profit Sharing Plan and Trust (the "WhiteOptics Plan"). Accordingly, Acuity Brands assumed sponsorship of the WhiteOptics Plan effective on such date. On February 24, 2020, the WhiteOptics Plan was fully merged into the plans resulting in the transfer of plan assets from the WhiteOptics Plan to the ABI Plan of $425,913.
In March 2020, the World Health Organization declared the corona virus ("COVID-19") outbreak a pandemic. This virus has resulted in worldwide government restrictions on the movement of people, goods, and services resulting in an economic downturn. As a result, the fair value of investments, including the common stock of Acuity Brands, Inc., and the related net assets available for benefits have experienced increased levels of volatility. There is significant uncertainty around the duration and the overall impact on economic and market conditions. Due to this uncertainty, we cannot reasonably estimate the impact of COVID-19 on the Plan’s investment portfolio, which includes Company common stock; however, this disruption may have a significant impact on the Plan’s financial position and results for 2020.
The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) became law on March 27, 2020. The CARES Act includes several relief provisions available to qualified retirement plans and their participants including, among other things, penalty free hardship withdrawal, increase in loan limits, and up to one-year loan suspensions. On April 23, 2020 the Company elected to make the CARES Act loan repayment deferment and CARES Act loan increase limits effective immediately. An eligible participant may defer current loan payments due between March 27, 2020 to December 31, 2020 for up to one year with accrued interest. An eligible participant may also choose to take out a loan up to the lesser of $100,000 or 100% of their vested balance effective for 180 days beginning March 27, 2020.
As part of the CARES Act, a qualified participant may elect to take a penalty-free Coronavirus Related Distribution ("CRD") from 401(k) plans up to $100,000, not to exceed the participant's vested balance. CRD distributions are available from March 27, 2020 through December 31, 2020.

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2019

Plan Name	Plan No.	EIN #	Identity of Issue *	Description of Investment Varying Maturity Dates and Interest Rates Ranging from:	Cost	Current Value
Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Participant Loans	4.25% to 9.25% (various maturity dates)	$—	$4,060,718
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	4.25% to 6.5% (various maturity dates)	—	632,907
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	4.25% - 9.25% (various maturity dates)	—	380,567
___________________________________________
*Represents a party-in-interest

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO USA, LLP

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 26, 2020

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

By:	Acuity Brands, Inc.
Plan Administrator

By:	/s/ Neil M. Ashe
Name:	Neil M. Ashe
Title:	President and Chief Executive Officer